UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Primech Holdings Ltd Announces Unaudited Interim 2024 Financial Results

Primech Holdings Ltd (“Primech” or the “Company”) (Nasdaq: PMEC), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended September 30, 2024. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Primech Holdings Limited and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	September 30, 2024	March 31, 2024
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$9,183	$7,648
Accounts receivable, net	15,970	18,452
Government subsidies receivable	2,023	1,368
Prepaid expenses and other current assets	3,078	3,810
Inventories	61	55
Total current assets	30,315	31,333

Non-current assets
Property and equipment, net	10,128	10,082
Right of use assets	3,253	3,406
Goodwill	715	667
Intangible assets, net	17	21

Total assets	$44,428	$45,509

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$9,203	$9,406
Notes payable-current portion	10,106	11,277
Lease liabilities-current portion	2,113	2,059
Total current liabilities	21,422	22,742

Non-current liabilities
Notes payable-long term	5,227	5,705
Lease liabilities-long term	1,475	1,752
Deferred tax liability	305	251
Total liabilities	28,429	30,450

Commitments and contingencies

Shareholders’ Equity
Common Stock, 38,050,000 and 35,550,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively,	23,693	22,193
Additional paid-in capital	924	924
Accumulated other comprehensive income	1,708	923
Accumulated deficit	(10,236)	(9,049)
Total Primech Holdings Limited shareholders’ equity	16,089	14,991

Non-controlling interests	(90)	68
Total shareholders’ equity	15,999	15,059
Total liabilities and shareholders’ equity	$44,428	$45,509

Primech Holdings Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, in U.S. dollars)

	For the Six Months Ended September 30,
	2024	2023
Revenues
Revenues, net	$36,947	$35,161

Operating costs and expenses
Cost of revenue (net of $1,337 and $1,615 of government subsidies)	28,625	29,397
General and administrative expenses (net of $75 and $5 of government subsidies)	7,926	5,345
Sales and marketing expenses	1,384	11
Other operating (income) expenses, net (includes $51 and $62 of government subsidies)	(64)	103
Total operating costs and expenses	37,871	34,856
(Loss)/ profit from operations	(924)	305
Interest expense	(421)	(520)
Loss before income taxes	(1,345)	(215)
Income tax benefit	3	446
Net (loss)/ income	(1,342)	231
Loss/ (income) attributable to non-controlling interests	155	(7)
Net (loss)/ income attributable to PHL	(1,187)	224
Total foreign currency translation adjustment	785	(285)
Comprehensive loss	$(402)	(61)

(Loss)/ income per share:
Basic and diluted	$(0.03)	$0.01

Weighted average number of ordinary shares outstanding:
Basic and diluted	36,961,749	32,500,000

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Primech’s strategic and operational plans, contain forward-looking statements. Primech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Primech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Primech’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Primech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: March 27, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 27, 2025

6